SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

Material Fact

Reorganization of Petrochemical Ownership Portfolio

Rio de Janeiro, December 22, 2011 – Petróleo Brasileiro S.A. – Petrobras (“Company”), in compliance to the provisions of CVM Instruction no. 358, of January 3, 2002, hereby informs that its Board of Directors, at a meeting held today, approved a proposal of reorganization of its petrochemical portfolio, by accordingly approving the partial spin of company BRK Investimentos Petroquímicos S.A. (“BRK”) with the merging of the spun off portion by Petrobras and Petrobras Química S.A. – Petroquisa (“Petroquisa”), pro rata to its ownership in the BRK’s share capital, as well as to the merging proposal of its full subsidiary Petroquisa, and that it will submit the referred corporate operations to the deliberation of the shareholders, at a Extraordinary General Meeting to be convened at an appropriate time.

The BRK partial spin-off, a company that, has Petroquisa and Odebrecht Serviços e Participações S.A. (“OSP”) as its shareholders, and controls Braskem S.A. (“Braskem”), has as its purpose to reorganize the Company and Petroquisa’s investment portfolio in the petrochemical sector, in order to minimize costs, promote the relocation of investment resources and creating value for both companies.

The Company and Petroquisa shall merge the spin-off portions of BRK net equity at the pro rata of its respective ownership in BRK. Such operation shall not consist of increase of the Company’s or Petroquisa’s capital, and shall not imply in an impact over its results or investors.

On the other hand, the merger of Petroquisa with the Company has as its main purpose to give continuity to the simplification process of the Company’s ownership breakdown and reorganization of its investment portfolio in the petrochemical companies, provided that such operation shall imply in the consolidation, at the Company, of the ownership held by Petroquisa in companies of the petrochemical sector, which shall result in a decrease of management costs, greater agility and alignment in the business decisions, rationalization of the Company’s activities and simplification of internal procedures of approvals in the relocation of its investment resources.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Once this operation refers to the merger of its full subsidiary, there will be no increase in the Company’s capital or issuance of new shares.

The Company shall keep its shareholders and market in general appropriately informed in regards to any development relative to the operations of partial split and merger.

Almir Guilherme Barbassa

CFO and Chief Relations Officer

Petróleo Brasileiro S.A. - Petrobras

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.